Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 January 2, 2009

Performance Securities with Contingent Protection

Linked to the S&P 500® Index

Strategic Alternatives to Indexing

Barclays Bank PLC $[•] Securities linked to the S&P 500® Index due January 31, 2012

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are securities issued by Barclays Bank PLC (“Barclays”) linked to the performance of the S&P 500® Index (the “Index”). The amount you receive at maturity is based on the Index Return and, in certain circumstances, on whether the level of the Index has closed below a specified Trigger Level on the Final Valuation Date. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate, expected to be between 105% and 115% (the actual Participation Rate will be determined on the Trade Date). If the Index Return is negative and the Index has not closed below the Trigger Level on the Final Valuation Date, you will receive your principal. If the Index Return is negative and the Index closed below the Index Trigger Level on the Final Valuation Date, your Securities will be fully exposed to the decline in the Index, and you could lose some or all of your investment. Investors will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies at maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of the issuer.

Features

❑	Growth Potential: The Securities provide the opportunity to receive equity returns by multiplying the positive Index Return by the Participation Rate. The Securities are not subject to a maximum gain.

❑

Contingent Protection of Principal against Loss: Payment at maturity of the principal amount of your Securities is protected, so long as the Index does not close below the Trigger Level on the Final Valuation Date. If the Index closes below the Trigger Level on the Final Valuation Date, your Securities will be fully exposed to any decline in the Index on the Final Valuation Date, and you could lose some or all of your investment. Contingent protection only applies if the Securities are held to maturity and is subject to the creditworthiness of the issuer.

❑	Exposure to US equities: Investors can gain exposure to US equities through the Index.

Key Dates[1]

Trade Date:	January 27, 2009

Settlement Date:	January 30, 2009

Final Valuation Date[2]:	January 25, 2012

Maturity Date[2]:	January 31, 2012

CUSIP:	06738G 753

ISIN:	US06738G7530

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Security Offering

We are offering Performance Securities with Contingent Protection linked to the S&P 500® Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. The Securities are offered at a minimum investment of $1,000.

See “Additional Information about Barclays Bank PLC and the Securities” on page FWP-2 of this free writing prospectus. The Securities will have the terms specified in the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008 and this free writing prospectus. See “Key Risks” on page FWP-5 of this free writing prospectus and “Risk Factors” beginning on page S-3 of prospectus supplement and “Risk Factors” beginning on page IS-1 of the index supplement for risks related to investing in the Securities.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.25	$9.75
Total	$[•]	$[•]	$[•]

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Securities

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008 relating to our Medium-Term Securities, Series A, of which these Securities are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

♦	Prospectus supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

♦	Index Supplement dated September 22, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” “Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Securities” refers to the Performance Securities with Contingent Protection linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Securities may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You believe the Index will appreciate over the term of the Securities.

♦	You seek an investment with a return linked to the performance of the S&P 500® Index.

♦	You are willing to expose your principal to the full downside performance of the Index if the Index closes below the Trigger Level on the Final Valuation Date.

♦	You are willing to forego dividends paid on the stocks included in the Index in exchange for enhanced returns if the Index appreciates and contingent protection if the Index declines.

♦	You are willing to invest in the Securities based on the range indicated for Participation Rate (the actual Participation Rate will be determined on the Trade Date).

♦	You do not seek current income from this investment.

♦	You are willing to hold the Securities to maturity and are not seeking an investment for which there will be an active secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to the S&P 500® Index.

♦	You do not believe the Index will appreciate over the term of the Securities.

♦	You are unable or unwilling to hold the Securities to maturity.

♦	You seek an investment that is 100% principal protected.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You seek current income from your investments.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as issuer of the Securities.

♦	You seek an investment for which there will be an active secondary market.

FWP-2

Indicative Terms[1]

Issuer:	Barclays Bank PLC (Rated: AA-/Aa1)[2]
Issue Price:	$10 per Security
Term:	3 years
Reference Asset[3]:	S&P 500® Index (the “Index”).
Participation Rate:	105% to 115% (the actual Participation Rate will be determined on the Trade Date.)
Payment at Maturity (per $10):

Your Securities are not fully principal protected. If the Index closes below the Trigger Level on the Final Valuation Date, your principal is fully exposed to any decline in the Index.

If the Index Return is positive, you will receive:

$10 + [$10 x Index Return x

Participation Rate]

If the Index Return is 0%, you will receive the principal amount of your Securities at maturity.

If the Index Return is negative and the Index Level does not close below the Trigger Level on the Final Valuation Date, you will receive the principal amount of your Securities at maturity.

If the Index Return is negative and the Index Level closed below the Trigger Level on the Final Valuation Date, you will receive the principal amount of your Securities as reduced by such negative Index Return at maturity:

$10 + [$10 x Index Return]

In this scenario the Contingent Protection is lost and investors will receive a payment at maturity that is less than their principal.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level:	The closing level of the Index on the Trade Date.
Index Ending Level:	The closing level of the Index on the Final Valuation Date.
Trigger Level[4]:	75% of Index Starting Level.
Calculation Agent:	Barclays Bank PLC

Determining Payment at Maturity

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

[2]

The Securities are expected to carry the same rating as the Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Securities are linked) and (2) is not a recommendation to buy, sell or hold securities.

[3]

For a description of adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

[4]	Principal protection is provided by Barclays Bank PLC and, therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

FWP-3

Hypothetical Examples and Return Table of the Securities at Maturity

The following table and examples assume a principal amount per Security of $10, an Index Starting Level of 100 and a Participation Rate of 110% (the midpoint of the range).

Index Ending Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
1743.26	100%	21.00	110.00%
1656.10	90%	19.90	99.00%
1568.93	80%	18.80	88.00%
1481.77	70%	17.70	77.00%
1394.61	60%	16.60	66.00%
1307.45	50%	15.50	55.00%
1220.28	40%	14.40	44.00%
1133.12	30%	13.30	33.00%
1045.96	20%	12.20	22.00%
958.79	10%	11.10	11.00%
871.63	0%	10.00	0.00%
784.47	-10%	10.00	0.00%
697.30	-20%	10.00	0.00%
653.72	-25%	10.00	0.00%
645.01	-26%	7.40	-26.00%
522.98	-40%	6.00	-40.00%
435.82	-50%	5.00	-50.00%
348.65	-60%	4.00	-60.00%
261.49	-70%	3.00	-70.00%
174.33	-80%	2.00	-80.00%
87.16	-90%	1.00	-90.00%
0.00	-100%	0.00	-100.00%

Example 1—The level of the Index increases by 10% from an Index Starting Level of 100 to an Index Ending Level of 110.

Because the Index Ending Level of 110 is greater than the Index Starting Level of 100, the investor receives a payment at maturity of $11.10 per $10.00 Security principal amount, representing a total return of 11.00% on the Securities.

$10 + ($10 x Index Return x Participation Rate)

$10.00 + [$10.00 x (10% x 110%)] = $11.10

Example 2—The level of the Index decreases by 20% from an Index Starting Level of 100 to an Index Ending Level of 80, and therefore the Index does not close below the Trigger Level of 75 on the Final Valuation Date.

Because the Index Ending Level of 80 is less that the Index Starting Level of 100, the investor receives a payment at maturity of $10 per $10 principal amount of Securities.

Example 3—The level of the Index decreases by 30% from an Index Starting Level of 100 to an Index Ending Level of 70 and the Index does close below the Trigger Level of 75 on the Final Valuation Date.

Since the Index Return is negative and the Index does close below the Trigger Level, principal protection is lost and the investor receives a payment at maturity of $7.00 per $10.00 Security principal amount, representing a total return of -30% on the Securities.

$10 + ($10 x Index Return)

$10 + ($10 x -30%) = $10 – $3 = $7

If the Index closes below the Trigger Level on the Final Valuation Date, investors are fully exposed to any decline of the Index and could lose some or all of their principal at maturity.

FWP-4

What are the tax consequences of the Securities?

Some of the tax consequences of your investment in the Securities are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Securities as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described below. Pursuant to the terms of the Securities, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled forward contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss would generally be long term capital gain or loss if you have held your Securities for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. This opinion assumes that the description of the terms of the Securities in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Securities, possibly with retroactive effect.

For a further discussion of the tax treatment of your Securities as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Securities, you should also examine the discussion in Key Risks—Taxes, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Securities.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

♦

Principal Protection only in limited circumstances—Your principal will be protected only if the level of the Index never closes below the Trigger Level on the Final Valuation Date and the Securities are held to maturity.

♦

Your Investment in the Securities May Result in a Loss—The Securities do not guarantee any return of principal if the level of the Index closes below the Trigger Level on the Final Valuation Date. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index and your contingent protection will be eliminated if the level of the Index closes below the Trigger Level on the Final Valuation Date and the Index at the Final Valuation Date is below the Index Starting Level.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity—While the payment at maturity for each issue of the offered Securities described in this free writing prospectus is based on the full principal amount of such Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Securities. We and other of our affiliates may act as a principal, agent or dealer in connection with the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay compensation of $0.25 per security to the principals, agents and dealers in connection with the distribution of the Securities.

♦

Lack of Liquidity—The Securities will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Securities.

♦

Credit of Issuer—The Securities are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Securities and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

FWP-5

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

Taxes—The federal income tax treatment of the Securities is uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Securities even though you will not receive any payments with respect to the Securities until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Securities could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Securities and the Index.

♦

Many Economic and Market Factors Will Affect the Value of the Securities—In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Securities;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Securities; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Potential Barclays Bank PLC impact on price—Trading or transactions by Barclays Bank PLC or its affiliates in the stocks composing the Index, or in futures, options, exchange traded funds or other derivative products on the stocks comprising the Index may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of the Securities.

FWP-6

S&P 500® Index

The S&P 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of December 22, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (57); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The information on the S&P 500 Index provided in this free writing prospectus should be read together with the discussion under the heading “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from April 4, 1997 through December 22, 2008. The closing level of the S&P 500 Index on December 22, 2008 was 871.63.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

S&P 500® Index Historical Performance

April 4, 1997 - December 22, 2008

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-7

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Securities. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Securities.

FWP-8